Exhibit 8.1
Subsidiaries of Arm Holdings plc

The following is a list of subsidiaries of Arm Holdings plc as of March 31, 2025, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name of Subsidiary	Jurisdiction of Incorporation	Ownership by Arm Holdings plc
Arm Embedded Technologies Private Limited	India	100%
Arm France SAS	France	100%
Arm Hungary Szolgáltató Korlátolt Fellerses Társaság	Hungary	100%
Arm, Inc.	Delaware	100%
Arm Limited	England and Wales	100%
Arm Norway AS	Norway	100%
Arm Sweden AB	Sweden	100%
Arm Taiwan Limited	Taiwan	100%
Arm Technologies Israel Ltd.	Israel	100%
Arm Technology Investments Limited	England and Wales	100%
Arm Technology Investments 2 Limited	England and Wales	100%